UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2016

Commission File Number: 001-53087

IAO KUN GROUP HOLDING COMPANY LIMITED

(Translation of registrant’s name into English)

Alameda Dr. Carlos D’ Assumpcao No: 181-187
Centro Comercial do Grupo
Brilhantismo, 12 Andar T Macau
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Other Events.

On September 29, 2016, Iao Kun Group Holding Company Limited (the “Company”), a holding company which operates through its subsidiaries and related promotion entities that act as VIP room gaming promoters and a collaborator, closed its VIP gaming room at Le Royal Arc Casino, and terminated its collaborator agreement with Mr. Lee Wai Man relating to the facility. The Company believes the closure of the facility will generate additional annual overall savings of approximately US$750,000.

In addition, the purchase agreement relating to the proposed acquisition of Jeju Sun Hotel & Casino has lapsed.

On September 30, 2016, the Company issued a press release which is attached hereto as Exhibit 99.1.

Financial Statements and Exhibits.

Exhibit No.	Description

99.1	Press Release dated September 30, 2016

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: September 30, 2016	IAO KUN GROUP HOLDING COMPANY LIMITED

	By:	/s/ Yip Cheuk Fai
		Name:	Yip Cheuk Fai
		Title:	Chief Financial Officer